SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6 - K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2004

PLACER DOME INC.

Suite 1600, 1055 Dunsmuir Street

P.O. Box 49330, Bentall Postal Station

Vancouver, British Columbia

Canada V7X 1P1

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

Form 40-F  ✓

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No   ✓

INCORPORATION BY REFERENCE

This report on Form 6-K is specifically incorporated by reference into the Registrant's registration statement on Form S-8 (Nos. 33-17334, 33-21938, 33-21942, 33-27797, 33-91180, 333-05430, 333-10278 and 333-10274) and on Form F-10 (Nos. 333-113870, 333-120288), to the extent not superseded by documents or reports subsequently filed under the Securities Act of 1933 or the Securities Exchange Act of 1934, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLACER DOME INC.

(Registrant)

By:   /s/ Geoffrey P. Gold

Geoffrey P. Gold

Vice-President, Associate General Counsel

and Assistant Secretary

Date:  November 16, 2004

PLACER DOME INC.

MATERIAL CHANGE REPORT

1.

Name and Address of Company

Placer Dome Inc.

Suite 1600-1055 Dunsmuir Street

Vancouver, British Columbia V7 X 1P1

2.

Date of Material Change

November 9, 2004

3.

Press Release

Two news releases were issued by Placer Dome Inc. through the facilities of Canada NewsWire Limited (Canadian Disclosure Network), Vancouver and various other news dissemination facilities and publications on November 8, 2004 and November 9, 2004.

4.

Summary of Material Change

On November 8, 2004, Placer Dome Inc. announced that it had filed a preliminary short form prospectus with the securities regulatory authorities in Canada and a registration statement with the U.S. Securities and Exchange Commission in connection with a public offering of common shares for gross proceeds of approximately US$500,000,000.

On November 9, 2004, Placer Dome Inc. announced that it had executed an underwriting agreement with a syndicate of ten underwriters in connection with the offering of common shares, pursuant to which it would be offering 18,500,000 common shares at a price of US$22.00 per common share.  Placer Dome Inc. also announced it had granted an option to the underwriters pursuant to the underwriting agreement to purchase up to an additional 2,775,000 common shares, exercisable in whole or in part until closing, solely to cover over-allotments, if any.

On November 12, the underwriters exercised in full the option granted to them to purchase up to an additional 2,775,000 common shares.

5.

Full Description of Material Change

On November 8, 2004, Placer Dome Inc. announced that it had filed a preliminary short form prospectus with the securities regulatory authorities in Canada, and that it had filed a registration statement with the U.S. Securities and Exchange Commission pursuant to the multijurisdictional disclosure system, in connection a public offering of common shares for gross proceeds of approximately US$500,000,000.

On November 9, 2004, Placer Dome Inc. announced that it had executed an underwriting agreement with a syndicate of ten underwriters in connection with the offering of common shares, pursuant to which it would be offering 18,500,000 common shares at a price of US$22.00 per common share, for aggregate gross proceeds of US$407,000,000.  Placer

Dome Inc. also announced it had granted an option to the underwriters pursuant to the underwriting agreement to purchase up to an additional 2,775,000 common shares, exercisable in whole or in part until closing, solely to cover over-allotments, if any.

The offering is expected to close on November 23, 2004.

The net proceeds of the offering will be used for general corporate purposes, which may include funding of new project development and other capital expenditures.

CIBC World Markets Inc. and Scotia Capital Inc. are acting as lead managers for the offering.  The other underwriters are Deutsche Bank Securities Limited. HSBC Securities (Canada) Inc., Merrill Lynch Canada Inc., UBS Securities Canada Inc., BMO Nesbitt Burns Inc., GMP Securities Ltd., National Bank Financial Inc. and Salman Partners Inc.

On November 12, 2004, the underwriters exercised in full the option granted to them to purchase up to an additional 2,775,000 common shares.  Placer Dome Inc. will realize additional gross proceeds of US$61,050,000 from the common shares issued as a result of the exercise of the option, for total gross proceeds of the offering of US$468,050,000.

6.

Confidentiality

Placer Dome Inc. is not relying on subsection 7.1(2) or (3) of National Instrument 51-102.

7.

Omitted Information

There is no omitted information.

8.

Executive Officer

J. Donald Rose

Executive Vice-President, Secretary and General Counsel

Telephone: (604)682-7082

Fax: (604) 661-3703

9.

Date of Report

November 15, 2004

Placer Dome Inc.

/s/ Geoffrey P. Gold

Geoffrey P. Gold

Vice-President, Assistant Secretary

and Associate General Counsel